Lauren B. Prevost
404-504-7744
lprevost@mmmlaw.com
www.mmmlaw.com
February 10, 2011
VIA EDGAR
Mr. Duc Dang
Securities and Exchange Commission
Division of Corporation Finance
100 F Street Northeast, Mail Stop 3010
Washington, DC 20549-6010

Re:	Cole Corporate Income Trust, Inc. File No. 333-166447
Dear Mr. Dang:
     On behalf of Cole Corporate Income Trust, Inc. (the “Company”), attached hereto as Exhibit A is a draft copy of page 110 in the “Prior Performance Summary” section of the prospectus (the “Prospectus”) to be filed by the Company pursuant to Rule 424(b)(3), promulgated under the Securities Act of 1933, as amended (the “Securities Act”), after effectiveness of the offering to which the Prospectus relates. Additionally, the Company hereby requests the staff discard of all supplemental materials submitted in response to requests from the Commission that have not been submitted to the Commission through EDGAR.
     Please let us know if you have any additional questions or concerns at your earliest convenience by contacting the undersigned at (404) 504-7744 or Heath D. Linsky at (404) 504-7691.
Best regards,
MORRIS, MANNING & MARTIN, LLP
/s/ Lauren B. Prevost
Lauren B. Prevost
Attachment
cc: Kenneth R. Christoffersen, Esq.

Phone: 404.233.7000 | www.mmmlaw.com
1600 Atlanta Financial Center | 3343 Peachtree Road, NE | Atlanta, Georgia 30326
Atlanta • Beijing • Raleigh-Durham • Savannah • Taipei • Washington, DC

The table below gives information about these properties by region.

	Properties Purchased
		% of Total
Location	Number	Purchase Price

South	476	54.5%
Midwest	151	24.5%
West	71	15.4%
Northeast	36	5.4%
U.S. Virgin Islands	1	0.2%

	735	100.0%

Based on the aggregate purchase price of the 735 properties, approximately 57.0% were single-tenant retail properties, approximately 23.6% were single-tenant commercial properties and approximately 19.4% were multi-tenant retail properties. A total of 460 of the properties were purchased with a combination of offering proceeds and mortgage notes payable and the remaining 275 properties were purchased solely using offering proceeds.

Upon written request, any potential investor may obtain, without charge, the most recent annual report on Form 10-K filed with the Securities and Exchange Commission by CCPT II and CCPT III within the last 24 months. For a reasonable fee, CCPT II and CCPT III will provide copies of any exhibits to such Form 10-K.

Liquidity Track Record

Prior Private Programs

Of the 65 prior private programs sponsored by Cole Real Estate Investments discussed above, 33 of them disclosed a targeted date or time frame for liquidation in their private placement memorandum. Of the 33 programs that made such disclosure, four programs liquidated by the date or within the time frame set forth in their private placement memorandum. With respect to the remaining 29 programs that made such disclosure, the targeted date or time frame for liquidation has not yet occurred and these programs are still in operation.

Prior Public Programs

Of the two prior public programs sponsored by Cole Real Estate Investments discussed above, each of them disclosed in their prospectus a targeted date or time frame for listing their shares on a national securities exchange or seeking stockholder approval of either (1) an extension or elimination of the listing deadline, or (2) a liquidation. With respect to each of the programs, the targeted date or time frame for listing or seeking such stockholder approval has not yet occurred, and the programs are still in operation.

Adverse Business and Other Developments

Adverse changes in general economic conditions have occasionally affected the performance of the prior programs. The following discussion presents a summary of significant adverse business developments or conditions experienced by Cole Real Estate Investment’s prior programs over the past ten years that may be material to investors in this offering.

Share Valuation

CCPT I stated in its private placement memorandum that after two years from the last offering of its shares of common stock, CCPT I would provide an estimated value per share for the principal purpose of assisting fiduciaries of plans subject to the annual reporting requirements of ERISA, and IRA trustees or custodians, which prepare reports relating to an investment in CCPT I’s shares of common stock. On January 13, 2011, CCPT I announced that its board of directors approved an estimated value of CCPT I’s common stock of $7.65 per share as of December 31, 2010. This estimated value is unchanged from the $7.65 per share estimated value as of December 31, 2009, announced by CCPT I on February 1, 2010. The shares of

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